Caledonia Announces Release Date of 2nd Quarter Results & Conference Call and Completes Private Placement

Toronto, Ontario – August 4th 2006:  Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the completion of a $2,380,000 private placement financing.

The placement, which was handled by a commission agent in Europe, was for 17,000,000 units priced at $0.14 each.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of Caledonia at a price of $0.16 for a period of 12 months from the date of issue.

The funds raised will be used, after payment of commissions, to fund the operations and exploration activities of the Corporation and for general corporate purposes.

Caledonia will apply to AIM for the 17,000,000 new common shares to be admitted to trading on AIM and admission is expected to take place on 10 August 2006.

Caledonia will release its second quarter results on Monday August 14th and on Tuesday

Aug 15th Stefan Hayden, Caledonia’s CEO and President will host a conference call at 10.30 am (Toronto time) to discuss the second quarter results.

To participate in this conference call please dial at least 5 minutes before the call and quote “Caledonia Mining Corporation Second Quarter Results”

North American toll free

866-365-1119

South Africa toll free

800-2288-7000

Switzerland toll free

800-2288-7000

International toll number

1-416-849-7329

Local (Toronto Area)

416-849-7329

A replay facility will be available for two weeks until 29th August 2006 at:

North American toll free

1-866-501-5559

Passcode: 21183406#

A recording of the call will be available on the Caledonia website: www.caledoniamining.com from 3.00 pm (EST) on October 16th

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.